Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated February 28, 2019 relating to the financial statements of frontdoor, inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for revenue from contracts with customers as of January 1, 2018 and an emphasis of matter paragraph relating to allocations of certain corporate costs from ServiceMaster Global Holdings, Inc. for periods prior to October 1, 2018) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

March 1, 2019